Exhibit 99.(i)

               BANCO LATINOAMERICANO DE EXPORTACIONES (BLADEX) AND
                   BANK OF AMERICA ANNOUNCE STRATEGIC ALLIANCE

  Bank of America to Provide U.S. Dollar Clearing Services to BLADEX Clients in
                         Latin America & The Caribbean

Panama City, Panama & Charlotte, NC - July 25, 2003 - Banco Latinoamericano de Exportaciones, S.A. (BLADEX) and Bank of America Corporation, today announced a strategic alliance that will offer Bank of America's U.S. Dollar clearing services to BLADEX clients in the Latin America and Caribbean region.

"We are delighted to be working with Bank of America. Through their extensive capabilities, BLADEX now will be able to offer its clients an additional option regarding an important service for their day-to-day operations," said Jaime Rivera, Chief Operating Officer of BLADEX. "As one of the world's leading financial institutions, they have the experience and financial strength to complement BLADEX's offer of trade products that promote the development of Latin America and the Caribbean. This alliance will provide tangible business benefits for both BLADEX and our clients throughout the region because it offers an opportunity to combine BLADEX's reliable trade finance capabilities with Bank of America's widely recognized product excellence in clearing services. For BLADEX, this is an important step in the execution of our strategy to enhance our product offering while minimizing execution and development costs and risks."

"Bank of America is extremely proud to have been selected to provide U.S. Dollar clearing services to BLADEX's clients throughout Latin America and the Caribbean. This agreement reflects Bank of America's leadership as a quality provider of global treasury products and services in the region," said Keith Parker, Regional Executive for Bank of America's Global Treasury Management group in Latin America.

About Banco Latinoamericano de Exportaciones, S.A. (BLADEX)

BLADEX is a multinational bank established by the Central Banks of the Latin American and Caribbean countries. Based in Panama, its shareholders include central and commercial banks in 23 countries in the Region, as well as international banks and private investors. Total assets at March 31, 2003 were US$ 2.9 billion. In 24 years, BLADEX has disbursed accumulated credits for over US$ 120 billion in the Region. BLADEX (ticker: BLX) is listed on the New York Stock Exchange. Additional information is available on BLADEX's website at www.blx.com.

About Bank of America

Bank of America is one of the world's leading financial services companies, with 4,400 domestic offices and 13,000 ATMs, as well as round-the-clock online banking services. Bank of America provides clients with corporate financial services in more than 150 countries. The Global Treasury Management (GTM) group of Bank of America provides integrated working capital management and treasury solutions to clients that include governments, correspondent banks and multinational corporations.

Bank of America stock (ticker: BAC) is listed on the New York, Pacific and London stock exchanges. The company's Web site is www.bankofamerica.com. News, speeches and other corporate information may be found at www.bankofamerica.com/newsroom.

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Media Contacts:

John Puccio
RFBinder Partners (for Bank of America)
212-994-7533
john.puccio@rfbinder.com

Carlos Yap S.
Banco Latinoamericano de Exportaciones, S.A. (BLADEX)
507-210-8581
cyap@blx.com

William W. Galvin
The Galvin Partnership (for BLADEX)
203-618-9800
wwg@galvinpartners.com